Schedule 1

Location, Access and Property Description

The Pebble Project is located in the Iliamna region of southwestern Alaska. It is approximately 200 mi (320 km) southwest of Anchorage and 17 mi (27 km) northwest of the village of Iliamna (Figure 1).

Access to the Pebble Project is via fixed wing aircraft to Iliamna. Iliamna has a state-operated airport with two 5,500 ft (1,700 m) paved runways. It is serviced by several passenger and cargo flights daily from Anchorage, using Convair, Hercules and DC-6 aircraft, as well as smaller charter aircraft. Current access from Iliamna to the property is by helicopter.

The Pebble Project is located 60 mi (95 km) from tidewater. Access to the coast from Lake Iliamna is provided by a 19 mi (30 km), state-maintained road, which extends from Pile Bay at the eastern end of Lake Iliamna to Williamsport near Iniskin Bay on Cook Inlet. Bulk fuel and heavy freight can also be barged in during the summer months to Lake Iliamna via the Kvichak River. There is currently no road from Iliamna northwest to the Pebble Project.

Figure 1 Location

The property forms a continuous block consisting of 1,335 located Alaska State mineral claims totaling 39,900 hectares (98,600 acres) and comprising the Sill, Pebble Beach, PB, and PEB EB, PEB N, PEB WB and PEB SE claims. There are no patented claims.

State mineral claims in Alaska may be kept in good standing by incurring annual assessment work or by paying cash in lieu of assessment work in the amount of US$100 per 40-acre mineral claim per year and by paying annual escalating state rentals. Annual assessment work obligations are US$246,600. The annual state rentals for 2006 of US$170,907 were paid on November 24, 2006.

The Company does not own any surface rights. As the claims are on state land, there are no aboriginal land claims.